Exhibit 99.69

DIGIHOST COMMENTS ON RECENT MARKET ACTIVITY

Toronto, ON – March 5, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) is issuing this press release in response to recent market activity and the resulting volatility in its share price. Generally, the Company’s policy is to not comment on its stock price or trading activity unless specifically required to do so by the regulators. However, given the recent volatility and the inquiries made by investors, the Company would like to confirm, and reassure the marketplace, that all material information about the Company’s operations has been disclosed.

Michel Amar, the Company’s CEO stated: “The fundamentals of our Company and its operations continue to be strong. Digihost is well capitalized and, with the exception of the non-current portion of premises leases, the Company continues to operate without any long-term commercial debt. These key attributes, coupled together with the recently reported Bitcoin balance of 219.72 held by the Company, puts Digihost in a position to consider and take advantage of new opportunities as they present themselves, including the expansion of its productive asset base of state-of-the-art next generation cryptocurrency miners; securing additional access to clean and sustainable low cost sources of energy, as and when the Company’s operations expand; attracting and retaining best-in-class talent for our highly efficient Bitcoin mining operations; and, amongst other things, staying focused on creating long-term shareholder value.”

The Company recently reported that during the shorter month of February 2021, a total of 35.02 Bitcoin (“BTC”) were mined, whereas as during the previous month of January 2021, a total of 33.7 BTC were mined, representing an increase of approximately 4% month-over-month. The Company had further reported that during the same comparative period, its hashrate increased to approximately 189 Petahash at the end of February 2021, compared to 184 Petahash at the end of the preceding month.

Michel Amar continued to state: “The recent announcement of our increased Bitcoin output demonstrates the strength of our team and the efficiency of our Bitcoin mining infrastructure. Our vision for continued growth in the blockchain sector and cryptocurrency marketplace has not waivered and we remain focused on being a leader in this rapidly expanding sector. As CEO of the Company, I am committed to align myself with the goals and vision of our Company, which was recently demonstrated by my purchase of the Company’s shares for proceeds of $3.344 million.”

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain company primarily focused on Bitcoin mining. The Company's mining facility is located in Buffalo, N.Y., and is equipped with an 18.7MVA 115,000-kilovolt-ampere outdoor substation with an option to increase the power output to 42MVA. The Company is currently mining approximately 1.2 Bitcoins per day, subject to difficulty. Digihost’s strategy is to focus on continually increasing its hashrate with a concurrent reduction in energy costs.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. “Forward-looking information” in this news release includes information about potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.